Exhibit (p)(7)

Schedule B

CODE OF ETHICS

CAUSEWAY CAPITAL MANAGEMENT TRUST

and

CAUSEWAY CAPITAL MANAGEMENT LLC

I. INTRODUCTION

A. Standards of Conduct. This Code of Ethics has been adopted by the Trust and Adviser in compliance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. Capitalized terms used in this Code are defined in Appendix 1 to this Code. All Appendixes referred to herein are attached to and are a part of this Code.

This Code is based on the principles that the trustees, managers, officers, and employees of the Trust and Adviser have a fiduciary duty to the Trust and that the board of managers, officers, and employees of Adviser also have a fiduciary duty to Adviser's other clients. Fiduciaries owe their clients duties of honesty, good faith and fair dealing. As fiduciaries, Covered Persons must at all times:

1. Place the interests of the Funds and Private Accounts first. Covered Persons must scrupulously avoid serving their own personal interests ahead of the interests of the Funds and Private Accounts. Covered Persons may not induce or cause a Fund or Private Account to take action, or not to take action, for personal benefit, rather than for the benefit of the Fund or Private Account. For example, a Covered Person would violate this Code by causing a Fund or Private Account to purchase a Security he or she owned for the purpose of increasing the price of that Security or by Market Timing Funds or Private Accounts.

2. Avoid taking inappropriate advantage of their positions. Covered Persons may not, for example, use their knowledge of portfolio transactions to profit by the market effect of such transactions. Receipt of investment opportunities, perquisites, or gifts from persons seeking business with the Trust or Adviser could call into question the exercise of a Covered Person's independent judgment.

3. Conduct all personal Securities Transactions in full compliance with this Code including the reporting requirements. All personal Securities Transactions must be conducted consistent with this Code and in such a manner as to avoid actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility. Doubtful situations should be resolved in favor of the Funds and Private Accounts.

4. Comply with all applicable federal securities laws. Covered Persons must comply with all applicable federal securities laws. It is prohibited for a Covered Person, in connection with the purchase or sale, directly or indirectly, by the person of a Security held or to be acquired by a Fund or Private Account:

(i) To employ any device, scheme or artifice to defraud a Fund or Private Account;

(ii) To make any untrue statement of a material fact to a Fund or Private Account or omit to state a material fact necessary in order to make the statements made to a Fund or Private Account, in light of the circumstances under which they are made, not misleading;

(iii) To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on a Fund or Private Account; or

(iv) To engage in any manipulative practice with respect to a Fund or Private Account.

This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not act as a shield from liability for personal trading or other conduct that violates a fiduciary duty to Fund shareholders or Private Account clients.

Violations of the Code must be reported promptly to the Compliance Officer. Failure to comply with the Code may result in sanctions, including termination of employment.

B. Appendixes to the Code. The Appendixes to this Code are attached to and are a part of the Code. The Appendixes include the following:

1. Definitions (Appendix 1),

2. Contact Persons (Appendix 2),

3. Certification of Compliance with Code of Ethics (Appendix 3 and 3-I),

a) Personal Securities Holdings and Accounts Disclosure Form (Appendix 3-A)

4. Form Letter to Broker, Dealer or Bank (Appendix 4).

5. Report of Securities Transactions (Appendix 5)

6. Initial Public Offering / Private Placement Clearance Form (Appendix 6)

C. Application of the Code to Independent Fund Trustees. The following provisions do not apply to Independent Fund Trustees and their Immediate Families.

1. Personal Securities Transactions (Section II)

2. Initial, Quarterly and Annual Holdings Reporting Requirements (Section III.A)

3. Receipt and Giving of Gifts (Section IV.B)

4. Restrictions on Service as a Director of a Publicly-Traded Company (Section IV.E)

II. PERSONAL SECURITIES TRANSACTIONS

A. Prohibited Transactions.

1. Prohibited Securities Transactions. The following Securities Transactions are prohibited and will not be authorized by the Compliance Officer (or a designee) absent exceptional circumstances. The prohibitions apply only to the categories of persons specified.

a. Initial Public Offerings (Investment Personnel and Access Persons). Any purchase of Securities by Investment Personnel or Access Persons in an initial public offering (other than a new offering of a registered open-end investment company) is only permitted if the Compliance Officer grants permission after considering, among other facts, whether the investment opportunity should be reserved for a Fund or Private Account and whether the opportunity is being offered to the person by virtue of the person's position as an Investment Person or Access Person. However, if authorized, the Compliance Officer will maintain a record of the reasons for such authorization (see Appendix 6).

b. Pending Buy or Sell Orders (Investment Personnel and Access Persons). Any purchase or sale of Securities by Investment Personnel or Access Persons on any day during which any Fund or Private Account has a pending "buy" or "sell" order in the same Security (or Equivalent Security) until that order is executed or withdrawn. This prohibition applies whether the Securities Transaction is in the same direction (e.g., two purchases) or the opposite direction (a purchase and sale) as the transaction of the Fund or Private Account. See exemption in Section II.B.2.

c. Seven-Day Blackout (Investment Personnel and Access Persons). Purchases or sales of Securities by Investment Personnel or Access Persons within seven calendar days before and after a purchase or sale of the same Securities (or Equivalent Securities) by the Funds or Private Accounts. For example, if a Fund or Private Account trades a Security on day one, day eight is the first day any Investment Personnel or Access Persons may trade that Security for an account in which he or she has a beneficial interest. This prohibition applies whether the Securities Transaction is in the same direction or the opposite direction as the transaction of the Fund or Private Account. See exemption in Section II.B.2.

d. Intention to Buy or Sell for a Fund or Private Account (Investment Personnel and Access Persons). Purchases or sales of Securities by an Access Person or Investment Person at a time when that Access Person or Investment Person intends, or knows of another's intention, to purchase or sell that Security (or an Equivalent Security) on behalf of a Fund or Private Account. This prohibition also applies whether the Securities Transaction is in the same direction or the opposite direction as the transaction of the Funor Private Account.

e. Sixty Day Short-Term Trading Profit Restriction (Investment Personnel and Access Persons). Investment Personnel are prohibited from profiting from any purchase and sale, or sale and purchase, of a Security or Equivalent Security within sixty calendar days. All Access Persons are prohibited from profiting from any purchase and sale, or sale and purchase, of a Fund or Private Account within sixty calendar days.

f. Restricted List (Investment Personnel and Access Persons). Investment Personnel and Access Persons are prohibited from purchases or sales of Securities on Adviser's Restricted List, if any.

g. Holdings Restriction (Investment Personnel and Access Persons). Investment Personnel and Access Persons are prohibited from purchasing Securities or Equivalent Securities currently held by any Fund or Private Account.

h. Excessive Trading (Investment Personnel and Access Persons). Excessive trading is strongly discouraged. Excessive trading means trading with a frequency that potentially imposes an administrative burden on the Compliance department, interferes with regular job duties, or adversely affects clients, as determined by the Compliance Officer in his or her discretion. In general, any Access Person engaging in more than 40 Securities Transactions in a quarter should expect additional scrutiny of his or her trades. The Compliance Officer monitors trading activity, and may limit the number of Securities Transactions by an Access Person during a given period. Notwithstanding the foregoing, this rule does not apply to Securities Transactions in an account that is managed by a broker or adviser with discretionary authority over the account.

2. Always Prohibited Securities Transactions. The following Securities Transactions are prohibited for all Access Persons and Investment Persons and will not be authorized under any circumstances.

a. Inside Information. Any transaction in a Security while in possession of material nonpublic information regarding the Security or the issuer of the Security. For more detailed information, see Adviser's Insider Trading Policy in its Compliance Policies and Procedures.

b. Market Manipulation. Transactions intended to raise, lower, or maintain the price of any Security or to create a false appearance of active trading.

c. Others. Any other transactions deemed by the Compliance Officer (or a designee) to involve a conflict of interest, possible diversions of a corporate opportunity, an appearance of impropriety, or an administrative burden, or determined by the Compliance Officer (or designee) in his or her discretion to be prohibited for any other reason.

3. Private Placements (Investment Personnel and Access Persons). Acquisition of Beneficial Interests in Securities in a Private Placement by Investment Personnel or Access Persons is only permitted if the Compliance Officer (or a designee) grants permission after considering, among other facts, whether the investment opportunity should be reserved for a Fund or Private Account and whether the opportunity is being offered to the person by virtue of the person's position as an Investment Person or Access Person. If a Private Placement transaction is permitted, the Compliance Officer will maintain a record of the reasons for such approval (see Appendix 6). Investment Personnel who have acquired securities in a Private Placement are required to disclose that investment to the Compliance Officer when they play a part in any subsequent consideration of an investment in the issuer by a Fund or Private Account, and the decision to purchase securities of the issuer by a Fund or Private Account must be independently authorized by a Portfolio Manager with no personal interest in the issuer.

B. Exemptions.

1. The following Securities Transactions are exempt from the restrictions set forth in Section II.A.

a. Mutual Funds. Securities issued by any registered open-end investment companies (excluding Funds and mutual fund clients for which Adviser serves as investment adviser or subadviser and exchange traded funds ("ETFs"));

b. No Knowledge. Securities Transactions where neither the Access Person nor Investment Person nor an Immediate Family member knows of the transaction before it is completed (for example, Securities Transactions effected for an Access Person or Investment Person by a trustee of a blind trust or discretionary trades involving an investment partnership or investment club in which the Access Person or Investment Person is neither consulted nor advised of the trade before it is executed);

c. Certain Corporate Actions. Any acquisition of Securities through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-offs, or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of Securities;

d. Rights. Any acquisition of Securities through the exercise of rights issued by an issuer pro rata to all holders of a class of its Securities, to the extent the rights were acquired in the issue; and

e. Miscellaneous. Any transaction in the following: (1) bankers' acceptances, (2) bank certificates of deposit, (3) commercial paper, (4) high quality short-term debt, including repurchase agreements, (5) Securities that are direct obligations of the U.S. Government, and (6) other Securities as may from time to time be designated in writing by the Compliance Officer on the grounds that the risk of abuse is minimal or non-existent.

2. Personal Transactions in Securities that also are being purchased, sold or held by a Fund or Private Account are exempt from the prohibitions of Sections II.A.1.b and c if the Investment Person or Access Person does not, in connection with his or her regular functions or duties, make, participate in, or obtain information regarding the purchase or sale of Securities by that Fund or Private Account.

3. Application to Commodities, Certain Futures, Options on Futures and Options on Broad-Based Indexes. Commodities, futures (including currency futures and futures on securities comprising part of a broad-based, publicly traded market based index of stocks, but not including futures on single securities) and options on futures are not subject to the prohibited transaction provisions of Section II.A., but are subject to the Code's transaction reporting requirements.

III. REPORTING AND PRECLEARANCE REQUIREMENTS

A. Reporting and Preclearance Requirements for Access Persons and Investment Personnel

1. Preclearance Procedures. Access Persons and Investment Persons must obtain approval from the Compliance Officer prior to entering into any Securities Transactions (including IPOs and Private Placements), except that preclearance is not required for the exempt Securities Transactions set forth in Section II.B. Access Persons and Investment Persons may preclear Securities Transactions only where they have a present intent to transact in the Security.

To preclear a Securities Transaction, an Access Person or Investment Person shall communicate his or her request to the Compliance Officer and provide the following information:

a) Issuer name;

b) Type of security (stock, bond, note, etc.); and

c) Nature of transaction (purchase or sale).

Approval of a Securities Transaction, once given, is effective only for three business days or until the employee discovers that the information provided at the time the transaction was approved is no longer accurate, whichever is shorter.

2. Initial Holdings and Accounts Report. Every Access Person and Investment Person must submit within 10 days of becoming an Access Person or Investment Person an Initial Holdings and Accounts Report (see Appendix 3-A) to the Compliance Officer listing all Securities accounts and Securities that he or she holds in such accounts in which that Access Person or Investment Person (or Immediate Family member) has a Beneficial Interest. The information in the Initial Holdings and Accounts Report must be current as of a date not more than 45 days prior to the date the person becomes an Access Person or Investment Person.

3. Quarterly Reporting Requirements. Every Access Person and Investment Person (and Immediate Family member) must arrange for the Compliance Officer to receive directly from any broker, dealer, or bank that effects any Securities Transaction, duplicate copies of each confirmation for each such transaction and periodic statements for each brokerage account in which such Access Person or Investment Person (and Immediate Family member) has a Beneficial Interest. Attached hereto as Appendix 4 is a form of letter that may be used to request such documents from such entities. All copies must be received no later than 30 days after the end of the calendar quarter. Each confirmation or statement must disclose the following information:

a) the date of the transaction;

b) the title (and exchange ticker symbol or CUSIP number, interest rate and maturity date, as applicable)

c) the number of shares and principal amount

d) the nature of the transaction (e.g., purchase or sale);

e) the price of the Security; and

f) the name of the broker, dealer or bank through which the trade was effected.

If an Access Person or Investment Person (or Immediate Family member) is not able to arrange for duplicate confirmations and periodic statements to be sent that contain the information required above, or if a transaction is consummated without an intermediary, he or she must submit a quarterly transaction report (see Appendix 5) within 30 days after the completion of each calendar quarter to the Compliance Officer.

4. Every Access Person or Investment Person who establishes a Securities account during the quarter in which that Access Person or Investment Person (or Immediate Family member) has a Beneficial Interest must submit an Account Report (see Appendix 5) to the Compliance Officer. This report must be submitted to the Compliance Officer within 30 days after the completion of each calendar quarter.

5. Annual Holdings and Accounts Report. Every Access Person and Investment Person must annually submit an Annual Holdings and Accounts Report (see Appendix 3-A) listing all Securities accounts and Securities in which that Access Person or Investment Person (or Immediate Family member) has a Beneficial Interest. The information in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

B. Reporting Requirements for Independent Fund Trustees

Each Independent Fund Trustee (and his or her Immediate Family) must report to the Compliance Officer any trade in a Security by any account in which the Independent Fund Trustee has any Beneficial Interest if the Independent Fund Trustee knew or, in the ordinary course of fulfilling his or her duty as a Trustee of the Trust, should have known that during the 15-day period immediately preceding or after the date of the transaction in a Security by the Trustee such Security (or an Equivalent Security) was or would be purchased or sold by a Fund or such purchase or sale by a Fund was or would be considered by the Fund. Independent Fund Trustees who need to report such transactions should refer to the procedures outlined in Section III.A.2.

C. Exemptions, Disclaimers and Availability of Reports

1. Exemptions.

(a) A Securities Transaction involving the following circumstances or Securities is exempt from the reporting requirements discussed above: (1) neither the Access Person or Investment Person nor an Immediate Family member had any direct or indirect influence or control over the transaction; (2) Securities directly issued by the U.S. Government; (3) bankers' acceptances; (4) bank certificates of deposit; (5) commercial paper; (6) high quality short-term debt instruments, including repurchase agreements; and (7) shares issued by open-end mutual funds (excluding Funds and mutual fund clients for which Adviser serves as investment adviser or subadviser and ETFs).

(b) An Access Person or Investment Person shall not be required to make a transaction report under Section III.A. to the extent that information in the report would duplicate information recorded by Adviser pursuant to Rule 204-2(a)(13) of the Advisers Act.

(c) With respect to transactions effected pursuant to an Automatic Investment Plan, Access Persons and Investment Persons need not make quarterly transaction reports under Section III.A.

2. Disclaimers. Any report of a Securities Transaction for the benefit of a person other than the individual in whose account the transaction is placed may contain a statement that the report should not be construed as an admission by the person making the report that he or she has any direct or indirect beneficial ownership in the Security to which the report relates.

3. Availability of Reports. All information supplied pursuant to this Code may be made available for inspection to the Board of Trustees of the Trust, the management of Adviser, the Compliance Officer, any party to which any investigation is referred by any of the foregoing, the SEC, any self-regulatory organization of which Adviser is a member, any state securities commission or regulator, and any attorney or agent of the foregoing or of the Trust.

IV. FIDUCIARY DUTIES

A. Confidentiality. Covered Persons are prohibited from revealing information relating to the investment intentions or activities of the Funds or Private Accounts except to persons whose responsibilities require knowledge of the information.

B. Gifts. The following provisions on gifts apply to all Investment Personnel and Access Persons.

1. Accepting Gifts. On occasion, because of their position with the Trust or Adviser, Investment Personnel or Access Persons may be offered, or may receive without notice, gifts from clients, brokers, vendors, or other persons not affiliated with such entities. Acceptance of extraordinary or extravagant gifts is not permissible. Any such gifts must be declined or returned in order to protect the reputation and integrity of the Trust and Adviser. Gifts of a nominal value (i.e., gifts whose reasonable value is no more than $100 a year), and customary business meals, entertainment (e.g., sporting events), and promotional items (e.g., pens, mugs, T-shirts) may be accepted. Gifts must be reported to the Compliance department for entry in the Adviser's gift log.

If an Investment Person or Access Person receive any gift that might be prohibited under this Code, he or she must inform the Compliance Officer.

2. Solicitation of Gifts. Investment Personnel and Access Persons may not solicit gifts or gratuities.

C. Corporate Opportunities. Access Persons and Investment Persons may not take personal advantage of any opportunity properly belonging to the Funds or Private Accounts. This includes, but is not limited to, acquiring Securities for one's own account that would otherwise be acquired for a Fund or Private Account.

D. Undue Influence. Covered Persons may not cause or attempt to cause any Fund or Private Account to purchase, sell or hold any Security in a manner calculated to create any personal benefit to the Covered Person. If a Covered Person (or Immediate Family member) stands to benefit materially from an investment decision for a Fund or Private Account which the Covered Person is recommending or participating in, the Covered Person must disclose to those persons with authority to make investment decisions for the Fund or Private Account (or, if the Covered Person in question is a person with authority to make investment decisions for the Fund or Private Account, to the Compliance Officer) any Beneficial Interest that the Covered Person (or Immediate Family member) has in that Security or an Equivalent Security, or in the issuer thereof, where the decision could create a material benefit to the Covered Person (or Immediate Family member) or the appearance of impropriety. The person to whom the Covered Person reports the interest, in consultation with the Compliance Officer, must determine whether or not the Covered Person will be restricted in making investment decisions.

E. Service as a Director. No Investment Person may serve on the board of directors of a publicly-held company (other than the Trust) absent prior written authorization by the Compliance Officer. This authorization will rarely, if ever, be granted and, if granted, normally will require that the affected Investment Person be isolated, through a "Chinese Wall" or other procedures, from those making investment decisions related to the issuer on whose board the person sits.

V. COMPLIANCE WITH THIS CODE OF ETHICS

A. Compliance Officer Review

1. Monitoring of Personal Securities Transactions. The Compliance Officer will review personal Securities Transactions and holdings reports made pursuant to Section III.

2. Investigating Violations of the Code. The Compliance Officer will investigate any suspected violation of the Code and report the results of each investigation to the Chief Operating Officer of Adviser. The Chief Operating Officer together with the Compliance Officer will review the results of any investigation of any reported or suspected violation of the Code.

3. Annual Reports. At least annually, the Trust and Adviser must furnish to the Trust's Board of Trustees, and the Board of Trustees must consider, a written report that (1) describes any issues arising under this Code or procedures since the last report to the Board of Trustees, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations, and (2) certifies that the Fund and Adviser have adopted procedures reasonably necessary to prevent Covered Persons from violating the Code.

B. Remedies

1. Sanctions. If the Compliance Officer and the Chief Operating Officer of Adviser determine that a Covered Person has committed a violation of the Code following a report of the Compliance Officer, the Compliance Officer and the Chief Operating Officer of Adviser may impose sanctions and take other actions as they deem appropriate, including a letter of caution or warning, suspension of personal trading rights, suspension of employment (with or without compensation), fine, civil referral to the SEC, criminal referral, and termination of the employment of the violator for cause. The Compliance Officer and the Chief Operating Officer of Adviser also may require the Covered Person to reverse the trade(s) in question and forfeit any profit or absorb any loss derived therefrom. The amount of profit shall be calculated by the Compliance Officer and the Chief Operating Officer of Adviser and shall be forwarded to a charitable organization selected by the Compliance Officer and the Chief Operating Officer of Adviser. The Compliance Officer and the Chief Operating Officer of Adviser may not review his or her own transaction.

2. Sole Authority. The Compliance Officer and the Chief Operating Officer of Adviser have sole authority, subject to the review set forth in Section V.B.1 above, to determine the remedy for any violation of the Code, including appropriate disposition of any monies forfeited pursuant to this provision. Failure to promptly abide by a directive to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

C. Exceptions to the Code. Exceptions to the Code will rarely, if ever, be granted. The Compliance Officer may grant exceptions to the requirements of the Code on a case by case basis if the Compliance Officer finds that the proposed conduct involves negligible opportunity for abuse, or upon a showing by the employee that he or she would suffer extreme financial hardship should an exception not be granted. Should the subject of the exception request involve a Securities Transaction, a change in the employee's investment objectives, tax strategies, or special new investment opportunities would not constitute acceptable reasons for an exception. Any exceptions granted must be in writing.

D. Compliance Certification. Adviser shall provide each Covered Person with a copy of the Code of Ethics and any amendments. Each Access Person and Investment Person shall certify that he or she has received, read and understands the Code and any amendments by executing the Certification of Compliance with the Code of Ethics form (see Appendix 3). In addition, by December 31 following the end of the prior calendar year, all Access Persons and Investment Persons will be required to re-certify on such form (see Appendix 3) that they have read and understand the Code and any amendments, that they have complied with the requirements of the Code, and that they have reported all Securities Transactions required to be disclosed or reported pursuant to the requirements of the Code. Independent Fund Trustees and members of the Board of Managers should complete Appendix 3-I only.

E. Inquiries Regarding the Code. The Compliance Officer will answer any questions about the Code or any other compliance-related matters.

DATED: April 25, 2005

REVISED: November 1, 2005; January 30, 2006; January 28, 2008; February 1, 2010; August 2, 2010; August 10, 2010